FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               November 24, 2003

                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1.        RNS Announcement, re:  Heysham 1 Update, dated 24 November 2003




24 NOVEMBER 2003

BRITISH ENERGY PLC

HEYSHAM 1 UPDATE


Following the completion of the previously announced inspection programme of the seawater cooling pipework, British Energy has identified a requirement to carry out additional repairs on each of the two reactors at Heysham 1. It is now estimated that both reactors will return to service around the middle of December 2003. This is almost 3 weeks later than the previously estimated return to service dates.

As a result of the additional work, British Energy expects that the total loss of output and the aggregate cash cost arising from the unplanned outages at Heysham 1 and Sizewell B amount to c1.7TWh and cGBP50m respectively.


Contacts:

Andrew Dowler      Financial Dynamics, Media                   020 7831 3113
Paul Heward        British Energy, Investor Relations          01355 262 201

Website: www.british-energy.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 24, 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations